EXHIBIT 9
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             PARDUS EUROPEAN SPECIAL OPPORTUNITIES MASTER FUND L.P.
                       C/O PARDUS CAPITAL MANAGEMENT L.P.
                     1001 AVENUE OF THE AMERICAS, SUITE 1100
                               NEW YORK, NY 10018

                                                                December 8, 2005

Bally Total Fitness Holding Corporation
8700 West Bryn Mawr
Chicago, IL 60631
Attn:  Board of Directors

Gentlemen:

         As you know, we own 5,311,000 shares of common stock of Bally Total Fitness Holding Corporation (the "Company" or "Bally") and are your largest stockholder. We write to express our grave concern and deep dismay concerning recent actions that have further shaken our confidence in management and the board, even as Bally enters its most critical phase on the way to recovery, and to demand that the board discharge its responsibility to take immediate and effective steps to begin to restore stockholder value and investor confidence.

         Among our most significant concerns are the following:

    o We were shocked to see Tuesday's announcement that on December 2nd and again on December 5th -- the business days immediately following the Company's release of very positive results of operations -- certain executive officers, including Mr. Toback, the Company's Chairman and Chief Executive Officer, exercised options and sold Company common stock totaling nearly 1.2 million shares! During the Company's December 1 earnings call with analysts, Mr. Toback discussed the Company's announcement that JP Morgan Securities and The Blackstone Group had been engaged to explore strategic alternatives for the Company, including a potential sale of all or substantially all the assets or stock of the Company, a capital restructuring, or some other business combination designed to create value for stockholders. Mr. Toback stressed that his and his management team's personal equity stake in the Company demonstrated their confidence and commitment to the Company's future. Yet, Mr. Toback sold nearly 421,000 shares THE NEXT DAY. In our view, few acts could have been more destructive for the Company and its stockholders.

    o It is hard to imagine a worse beginning for any sale process JP Morgan Securities and The Blackstone Group have been engaged to undertake. We believe Mr. Toback and his management team should have exercised prudent judgment and restraint to further this process. An investor learning that Mr. Toback had sold well more than half his stock might well ask, "why would the CEO sell now if he thinks the Company can bring about a strategic transaction that will offer a premium to stockholders as soon as early next year?" We are concerned that the

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         reported stock sales may indicate that management has a conflict of interest - for example, that management may not be motivated to realize the highest achievable value for stockholders because management is planning to be part of a potential bidding group for the Company's assets.

    o Similar concerns may be raised by the decision to rush to sell Crunch Fitness. One may question whether management sold Crunch cheaply in an attempt to lower market expectations for the ultimate sale of the Company, and thereby facilitate a low-ball offer by a management-led buyout group. In a September 19, 2005 article entitled "KDP Note: Bally Sells Crunch For Less Than Our Thoughts," Barbara J. Cappeart of KDP Investment Advisors, Inc. notes that the Company agreed to sell Crunch for approximately $45 million, half of the $90 million price it paid in 2001. In stark contrast, this week Equinox Holdings announced that it will be acquired by real estate developer The Related Companies for $505 million, representing a 12.2x multiple of trailing adjusted EBITDA according to the Morning Meeting Notes and Trading Desk Commentary, dated December 6, 2005, by David Schmookler of Miller Tabak Roberts Securities, LLC. We are dismayed that management proposed, and the board approved, a transaction for the sale of Company assets for consideration described as "disappointing" (Cappeart commentary) while an industry competitor only a couple of months later is sold for a multiple which represents "bullish growth prospects in the fitness club industry" (Schmookler commentary).

    o Furthermore, according to a November 1, 2005 article by Ron Orol entitled "Bally Seen Gearing Up For Sale" published on TheDeal.Com, an investment banker following Bally and another Bally stockholder advised that "the Company's management was in talks with Wellspring Capital Management LLC this past September and October" and that "the New York firm was completing a due diligence of Bally's assets, but both sides decided to wait until the restated financials were released before considering further talks" (Orol commentary).(1) This report, which was subsequently confirmed to us in a conversation with Eric Langshur, a member of the board, provides yet another example, in our view, of management providing preferential treatment to a private equity firm in the form of access to confidential Company materials prior to the time the Company's results of operations were released and the Company was in a suitable position to negotiate a strategic process with a third party.

    o As noted above, last week the Company reported financial and operating results that were even better than "street" expectations. The December 1 earnings call should have celebrated these results by clearly communicating the Company's achievements. We believed that the Company would post strong results and, prior to the call, we urged both Mr. Toback and Mr. Langshur to seize this opportunity

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(1) We note that none of the authors or publications cited herein have consented to the use of such materials as proxy soliciting materials.

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         - the first broad public communication with Company investors in more than eighteen months - to deliver a strong and positive message about our Company. We believe management completely mishandled this golden opportunity. In our opinion and that of several other listeners, management appeared unprofessional, backward-looking and evasive.

    o On December 1, the Company filed a Form S-8 with the Commission without any press release, communication or other public statement to explain the purpose of the filing. As reflected in the decline in the Company's stock price immediately following the filing, and based on our conversation with market professionals, we believe the market perceived the filing as indicating that the Company was issuing 3.1 million shares of stock to management, diluting existing stockholders by nearly 10%. Indeed, in our view, the immediate decline in the Company's stock price in response to this failure by the Company to communicate clearly shows how deeply your stockholders mistrust the existing management team. Bally belatedly issued a corrective press release, but the damage had been done.

    o The Company recently initiated lawsuits against Liberation, its second largest stockholder, in federal and state courts in Delaware in an apparent attempt to prevent Liberation from presenting to stockholders its proposal to remove Mr. Toback as the Company's Chief Executive Officer. While we have not yet taken a position concerning Liberation's proposal, we are strong advocates of stockholder democracy. If Liberation's disclosures are incomplete, and management wants to make its case to stockholders, we fully support that open process. However, our perception is that, rather than simply correcting disclosure deficiencies or, better yet, working with Liberation and Mr. Pearlman to settle this matter, management instead escalated the dispute, incurring unnecessary legal fees and expense and distracting the Company from completing its turn-around and best positioning the pending strategic process.

         Other than the Crunch Fitness and Wellsprings issues, all of these developments occurred in the past few days - the first period in months in which Bally was able to communicate freely with the public and its stockholders. This period provided a pivotal opportunity for management and the incumbent board to demonstrate leadership and confidence in Bally's future prospects. In our view, however, the actions described above gave the market further reason to mistrust the Company. These actions, in our opinion, demonstrate poor execution, planning and judgment on the part of Mr. Toback and his management team and, worse, poor oversight on your part as the board of directors, the body ultimately responsible for management's actions and inactions.

         Given the disappointing recent events, we firmly believe the Company must act swiftly and decisively to restore investor confidence. Therefore, we urge the Company to take the following actions which in our view will demonstrate the board's commitment to proper corporate governance and will help lead the Company back to a position of strength and prosperity:

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    o    The positions of Chairman of the board of directors and Chief Executive
         Officer should be separated immediately. Many public companies have taken this step after the enactment of Sarbanes Oxley, in order to create a more independent and effective board.

    o As you know, we have filed preliminary proxy materials in support of our nomination of Charles J. Burdick, Barry R. Elson and Don R. Kornstein, three highly qualified independent candidates, for election to the board. The board is supporting the candidacies of Messrs. Burdick and Elson. Given that support, and because this is a critical time for the Company, the board should appoint these two nominees immediately, rather than waiting until the January meeting. These outstanding, independent individuals will then be able to be part of any sale process and make immediate contributions in the best interests of all stockholders. In our view, there is no legitimate reason to delay their appointment.

    o The third candidate we proposed, Mr. Kornstein, is just as qualified and independent as Messrs. Burdick and Elson. Like them, he will bring unique qualifications and abilities to the board. We encourage the board not only to support his candidacy, but to appoint him to the board immediately. Significantly, we believe that the election of Mr. Kornstein may well facilitate a settlement of the Company's dispute with Liberation, permitting management to focus its attention on more productive matters.

    o We believe the size of the board should be expanded and that the board should include at least one of the additional candidates proposed in our November 17, 2005 letter to the board. These candidates, David R. Van Valkenburg and Thomas J. Albani, each of whom the board interviewed, are highly qualified independent individuals with broad turnaround and restructuring experience.

    o We believe that each of the committees of the board of directors should be reconstituted so that each board committee includes at least one of Messrs. Burdick, Elson and Kornstein in order to restore credibility and independence to each of the committees.

    o We believe it is crucial that any sale process be run not by management, but by an independent committee of the board consisting of directors who did not participate in approving the Crunch Fitness transaction and who have not been involved in any prior consideration or evaluation of strategic alternatives for the Company. This committee, in our opinion, should include at least two of Messrs. Burdick, Elson and Kornstein and either of the two independent board members elected this past week, Steven S. Rogers and Adam Metz.

    o The board should remove from its preliminary proxy solicitation materials its proposal for the approval and adoption of a new omnibus equity incentive plan at the Annual Meeting. We do not believe the existing management team, which has been more than generously compensated, should receive any additional equity or incentives until management proves it has earned such rewards. Moreover,

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         given the significant insider sales on December 2 and December 5, it seems apparent to us that the management team consists of SELLERS and not BUYERS of the Company's equity.

    o Finally, to help to restore investor confidence, and discharge its fiduciary responsibilities, the board should conduct an immediate, independent investigation concerning the motivation and circumstances for these sales, including whether the transactions were in any way influenced by non-public information concerning the Company and were otherwise made in compliance with both applicable law and the Company's code of ethics.

         In matters of corporate management, the buck stops with you. We look forward to your timely response to the views outlined in this letter. We hope you will act immediately to discharge your obligation to move forward in a productive manner for the benefit of all of the Company's stockholders.


                                       Very truly yours,

                                       PARDUS EUROPEAN SPECIAL
                                       OPPORTUNITIES MASTER FUND L.P.

                                       By:  Pardus Capital Management L.P., its
                                            investment manager

                                       By:  Pardus Capital Management LLC, its
                                            general partner


                                       By:   /s/ Karim Samii
                                            ------------------------------------
                                            Name:  Karim Samii
                                            Title: Sole Member